CANADIAN WESTERN BANK

082-04478

07024515

RECEIVED

2007 JUN 15 A 6:55

June 7, 2007

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

SUPPL

Dear Mr. Dudek:

Attached please find the latest release from Canadian Western Bank dated June 7, 2007 for filing as required by Rule 12g3-2(b):

- "CWB Reports Record Quarterly Earnings and Revenues".

Yours truly,
CANADIAN WESTERN BANK

Carolyn Graham, CA
Vice President and Chief Accountant

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

Enclosure

CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CWB Reports Record Quarterly Earnings and Revenues
7% quarterly loan growth
13% increase in quarterly cash dividend declared

Edmonton, June 7, 2007 – Canadian Western Bank (CWB on TSX) today announced record quarterly earnings and revenues (teb) in its 76th consecutive profitable quarter, a period spanning 19 years. Second quarter net income of $22.2 million and diluted earnings per share of $0.35 were up 33% and 35% respectively over last year. Earnings were driven by excellent loan growth of 7% in the quarter and 28% over the past twelve months. Year-to-date net income of $42.7 million, or $0.67 per diluted share was up 29% over the same period in 2006.

Second Quarter Highlights:
(three months ended April 30, 2007 compared with three months ended April 30, 2006 unless otherwise noted)

- Record net income of $22.2 million, up 33%.
- Diluted earnings per share of $0.35, up 35%.
- Loan growth of 7% in the quarter and 28% over the past twelve months.
- Total assets surpassed $8.0 billion.
- Record total revenues (teb[1]) of $66.8 million, up 26%.
- Return on equity of 16.8%, up 250 basis points.
- Efficiency ratio (teb) of 45.1%, an improvement of 200 basis points.
- Opened a new, full-service branch in Abbotsford, British Columbia.
- Issued $200 million of subordinated debentures in a private placement to institutional investors.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

The Board of Directors today declared a quarterly dividend of $0.09 per common share, payable on July 5, 2007 to shareholders of record on June 21, 2007. This quarterly dividend represents a 13% increase over the previous quarterly dividend and is 50% higher than the quarterly dividend declared one year ago.

"The Bank's loan growth continued to be the story in the second quarter, pushing total assets to more than $8 billion. Our growing asset base not only confirms the ongoing opportunities in our markets, it allows us to capitalize on economies of scale," said Larry Pollock, President and CEO. "Strong banking and trust earnings along with Canadian Direct's recovery in the quarter provide an excellent picture of the combined strength of our businesses," added Pollock.

Both operating segments performed very well in the quarter. Quarterly net income from banking and trust operations was $19.6 million, up 29% over last year on very strong growth in both total loans and other income. The earnings contribution from insurance operations increased 71% over the same quarter last year to $2.7 million. Insurance results showed a strong recovery over the first quarter of 2007 which was impacted by severe weather in British Columbia.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2007	 January 31 2007	 April 30 2006	Change from April 30 2006	For the six months ended April 30 2007	 April 30 2006	Change from April 30 2006
Results of Operations							
Net interest income (teb - see below)	**$ 50,567**	$ 49,209	$ 40,058	26 %	**$ 99,776**	$ 79,772	25 %
Less teb adjustment	**1,327**	1,164	973	36	**2,491**	1,845	35
Net interest income per financial statements	**49,240**	48,045	39,085	26	**97,285**	77,927	25
Other income	**16,237**	12,443	12,953	25	**28,680**	25,549	12
Total revenues (teb)	**66,804**	61,652	53,011	26	**128,456**	105,321	22
Total revenues	**65,477**	60,488	52,038	26	**125,965**	103,476	22
Net income	**22,219**	20,458	16,667	33	**42,677**	33,105	29
Earnings per common share							
Basic	**0.36**	0.33	0.27	33	**0.69**	0.54	28
Diluted	**0.35**	0.32	0.26	35	**0.67**	0.52	29
Return on shareholders' equity[1]	**16.8%**	15.4%	14.3 %	250 bp[2]	**16.1%**	14.2%	190 bp
Return on assets[3]	**1.17**	1.10	1.10	7	**1.13**	1.10	3
Efficiency ratio[4] (teb)	**45.1**	45.7	47.1	(200)	**45.4**	46.8	(140)
Efficiency ratio	**46.1**	46.6	47.9	(180)	**46.3**	47.6	(130)
Net interest margin (teb)	**2.65**	2.65	2.64	1	**2.65**	2.66	(1)
Net interest margin	**2.58**	2.58	2.57	1	**2.58**	2.60	(2)
Provision for credit losses as a percentage of average loans	**0.16**	0.17	0.20	(4)	**0.17**	0.21	(4)
Per Common Share							
Cash dividends[5]	**$ 0.08**	$ 0.08	$ 0.06	33 %	**$ 0.16**	$ 0.12	33 %
Book value	**8.82**	8.59	7.90	12	**8.82**	7.90	12
Closing market value	**23.89**	25.14	21.25	12	**23.89**	21.25	12
Common shares outstanding (thousands)	**62,295**	62,168	61,528	1	**62,295**	61,528	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 8,021,542**	$ 7,565,363	$ 6,475,759	24 %			
Loans	**6,567,598**	6,154,449	5,144,055	28			
Deposits	**6,798,483**	6,566,652	5,562,606	22			
Subordinated debentures	**393,126**	198,126	198,126	98			
Shareholders' equity	**549,704**	534,228	485,691	13			
Assets under administration	**3,874,228**	3,553,590	3,105,873	25			
Capital Adequacy							
Tangible common equity to risk-weighted assets[6]	**8.0%**	8.3%	8.9 %	(90) bp			
Tier 1 ratio[7]	**9.4**	9.8	8.9	50			
Total ratio[7]	**14.2**	13.2	12.7	150			

(1) Return on shareholders' equity is calculated as annualized net income divided by average shareholders' equity.
(2) bp – basis point change.
(3) Return on assets is calculated as annualized net income divided by average total assets.
(4) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(5) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.
(6) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less trust subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Superintendent of Financial Institutions (OSFI).
(7) Tier 1 and Total capital adequacy ratios are calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Message to Shareholders

Canadian Western Bank (CWB or the Bank) is pleased to report very strong financial performance in its 76th consecutive profitable quarter, a 19 year period. Excellent loan growth of 7% in the quarter and 28% over the past twelve months drove total assets to more than $8 billion, leading to record quarterly results for both net income and total revenues (teb). Consolidated second quarter net income and diluted earnings per share were up 33% and 35% respectively over last year on 26% growth in total revenues (teb). On a year-to-date basis, net income and diluted earnings per share both increased 29%.

In comparison to the previous quarter, consolidated net income and diluted earnings per share were both 9% higher primarily due to a strong recovery from insurance operations which were impacted in the first quarter by unusually severe weather in British Columbia (BC).

CWB's previously announced $200 million issue of subordinated debentures in the quarter provides very strong support for current and future asset growth. Return on equity will also benefit from this non-dilutive source of regulatory capital. Quarterly return on equity was up 250 basis points over the same period last year to 16.8%. On a year-to-date basis, return on equity improved 190 basis points over last year to 16.1%.

Share Price Performance

CWB shares ended the second quarter at $23.89, up from $21.25 one year ago. Including reinvested dividends, the total return to shareholders over the twelve-month period ended April 30, 2007 was 14%.

Dividends

On June 7, 2007, CWB's Board of Directors declared a cash dividend of $0.09 per common share, payable on July 5, 2007 to shareholders of record on June 21, 2007. This quarterly dividend represents a 13% increase over the previous quarterly dividend and is 50% higher than the quarterly dividend declared one year ago.

Loan Growth

The Bank achieved 7% organic loan growth in the quarter reflecting continued strong business activity throughout Western Canada. As in previous quarters, Alberta and BC were the primary sources of growth. Each lending division showed excellent performance in the quarter and all have achieved double-digit loan growth since our 2006 year-end. With these results we have already met our 14% annual loan growth target, achieving our 18th consecutive year of double-digit loan growth in only the first six months. A strong pipeline for new loans reflects Western Canada's robust economies as well as our growing market presence. Our ongoing commitment to build high quality assets will remain front and centre as we continue to expand within our markets.

Our alternative mortgage business, Optimum Mortgage (Optimum), grew 14% in the quarter to $312 million of total loans outstanding. Results in this business continue to exceed our expectations and we remain comfortable with its overall risk profile. Optimum produces an excellent return on the Bank's capital and its lending focus is consistent with our objective to enhance portfolio diversification.

Credit Quality

Credit quality remained excellent due to a combination of favourable economic conditions and disciplined credit underwriting. We maintained our consistent charge for credit losses and are well positioned to manage future turns in the credit cycle.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company (CWT) continued to show strong growth increasing 3% in the quarter and 22% over the past year. The demand and notice component within branch-raised deposits was up 5% in the quarter and 26% over April 30, 2006. Our success in growing additional sources of lower cost branch-raised deposits will continue to support the Bank's net interest margin and remains an important part of our overall strategy.

Net Interest Margin

Net interest margin (teb) in the quarter was 2.65%, unchanged from the previous quarter and one basis point higher than the same period last year. We maintain our expectation that net interest margin will remain within a relatively tight band through the foreseeable future, due primarily to the flat interest rate curve and competitive market conditions.

Trust Services

Trust services are an important part of our overall business strategy, providing excellent income diversification, strong growth opportunities and increased brand awareness. Total trust assets under administration of $3.9 billion were up 25% over the same time last year. CWT continues to perform very well and celebrated its 20th anniversary in the second quarter. Valiant Trust Company has a growing client base and ongoing investments in this service platform support our commitment to provide superior customer experiences.

Insurance

Our insurance subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct), realized record earnings of $2.7 million in the second quarter, following a difficult first quarter impacted by high levels of claims resulting from unusually severe weather in BC. In contrast to the prior period, Canadian Direct's second quarter earnings benefited from low claims experience. Results for the quarter also reflect a pre-tax contribution from the Alberta auto risk sharing pools. Year-to-date, net income was comparable to the same period in 2006. We continue to work on enhancing our insurance distribution capabilities and remain optimistic about this segment.

Outlook

CWB has a long history of quality growth and our results in the second quarter marked several new milestones along the same path. We achieved our annual loan growth objective in just six months and are currently well on track to meet or exceed all of our 2007 performance targets. New deal flow remains healthy and loan growth achieved in the first half of the year will benefit revenues and earnings throughout the remainder of 2007. We opened a new full-service branch in Abbotsford, BC, our third new branch in the past nine months, bringing our total number to 34. Western Canada's strong economies are presenting more opportunities to add value for our shareholders and we continue to capitalize on these. Our strategic focus on infrastructure, people, process and business enhancement is critical in meeting our objective for sustained, high quality asset growth and will remain a top management priority.

We look forward to reporting our third quarter results on September 6, 2007.

Q2 Results Conference Call

CWB's second quarter results conference call is scheduled for Thursday, June 7, 2007 at **3:30 p.m. ET (1:30 p.m. MT)**. The Bank's executives will comment on the second quarter results and respond to questions from analysts and institutional investors.

The conference may be accessed on a listen-only basis by dialing 416-644-3431 or toll-free 1-800-732-6179. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until June 21, 2007 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21217979, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 34 branch locations and is the only publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of $8.0 billion and assets under administration of $3.9 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal auto and home insurance to customers in BC and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2007, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2006, available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2006 remain substantially unchanged.

Overview

Canadian Western Bank (CWB or the Bank) posted record earnings in the quarter led by very strong loan growth and excellent contributions from both operating segments. Consolidated net income of $22.2 million, or $0.35 per diluted share ($0.36 basic), increased 33% and 35% respectively over the same quarter last year. These results marked the Bank's 76th consecutive profitable quarter, a 19 year period. Second quarter net income from banking and trust operations was up 29% over the previous year to $19.6 million while the contribution from Canadian Direct Insurance Incorporated (Canadian Direct) increased 71% to $2.7 million.

Total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table), were up 26% over last year to a record $66.8 million. Quarterly revenue growth was driven by very strong growth in both total loans and other income.

Net income was up 9% over the previous quarter reflecting record earnings from Canadian Direct and 6% growth in average interest-earning assets, partially offset by three fewer revenue-earning days this quarter. Year-to-date net income and diluted earnings per share both increased 29% over last year to $42.7 million and $0.67 ($0.69 basic) respectively.

Second quarter return on equity of 16.8% was 250 basis points better than last year. Year-to-date return on equity increased 190 basis points to 16.1%. Continued improvements in return on equity are attributed to the Bank's less-dilutive regulatory capital structure and greater income contributions from less capital-intensive businesses. Increased efficiencies related to economies of scale have also positively impacted return on equity. Return on assets for the second quarter was 1.17%, compared to 1.10% one year ago. Year-to-date return on assets of 1.13% represented a three basis point improvement over last year.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were $66.8 million for the quarter representing a 26% increase over the same period last year and an 8% improvement over the first quarter, despite three fewer days. Year-to-date, total revenues (teb) were $128.5 million, up 22% over the first six months in 2006.

Net Interest Income (teb)

Net interest income (teb) was up 26% ($10.5 million) over the second quarter last year to $50.6 million reflecting equivalent 26% growth in average interest-earning assets. Year-to-date net interest income (teb) of $99.8 million increased 25% ($20.0 million) over 2006. Second quarter net interest margin (teb) of 2.65% was one basis point higher than last year.

Net interest income (teb) increased 3% ($1.4 million) over the previous quarter driven by a 6% increase in average interest-earning assets, partially offset by the second quarter having three fewer days. Net interest income per day, a calculation that excludes this impact, increased 6% over the first quarter and 26% over the same quarter last year to $568,000. Net interest margin remained unchanged quarter-over-quarter. These results support management's expectation that net interest margin will remain within a relatively tight band due to the flat interest rate curve and competitive market conditions.

Note 12 to the unaudited interim financial statements provides a summary of the Bank's exposure to interest rate risk as at April 30, 2007. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 1.35%. This compares to January 31, 2007,

when a one-percentage point increase in all interest rates would have increased net interest income by approximately 0.4%. The Bank's overall strategy remains relatively neutral with respect to taking specific positions on interest rate risk.

Other Income

Other income of $16.2 million was 25% ($3.3 million) higher than the same quarter last year due to growth in net insurance revenues and solid increases in credit related and trust services fees. Net insurance revenues in the quarter of $5.0 million were up 40% ($1.4 million) over last year due to a 600 basis point improvement in the quarterly claims loss ratio and 18% growth in net earned premiums. Canadian Direct's quarterly earnings also benefited from a $0.7 million positive pre-tax contribution from the Alberta auto risk sharing pools (the Pools). Approximately half of the growth in net earned premiums resulted from the elimination of quota share reinsurance in November 2006. Credit related fees of $5.5 million were up 20% ($0.9 million) over the same quarter last year while trust services fees increased 8% ($0.2 million) to $2.9 million. Market uncertainty related to the future taxation of income trusts has moderated revenue growth at Valiant Trust.

In comparison to the previous quarter, other income was up 30% ($3.8 million) due almost entirely to an improvement in net insurance revenues. Canadian Direct's first quarter revenues were low due to the impact of severe weather in BC that resulted in an exceptionally high level of property claims in that province's home product line.

On a year-to-date basis, other income was up 12% ($3.1 million) to $28.7 million reflecting strong increases in credit related, trust services and retail fees, partially offset by $0.8 million decline in net insurance revenues.

Credit Quality

Credit quality continued to be excellent and the quarterly provision for credit losses of $2.6 million remained unchanged from both the previous quarter and one year ago. The provision for credit losses measured as a percentage of average loans was 16 basis points in the quarter, compared to 17 basis points in the previous quarter and 20 basis points last year. Lower quarterly provisions measured as a percentage of average loans were entirely due to continued loan growth.

Gross impaired loans at April 30, 2007 were $11.1 million, compared with $11.5 million in the previous quarter and $11.4 million in the second quarter last year. Gross impaired loans remain at exceptionally low levels, although the dollar level is expected to fluctuate over time within the Bank's acceptable range as loans become impaired and are subsequently resolved.

The total allowance for credit losses (general and specific) represented 545% of gross impaired loans at the end of the second quarter, compared to 485% last quarter and 409% one year ago. The general allowance as a percentage of risk-weighted loans was 85 basis points, compared to 88 basis points in the previous quarter and 82 basis points a year earlier.

Non-interest Expenses

Non-interest expenses were $30.2 million in the second quarter, up 21% over the same quarter last year and 7% over the previous quarter. Year-to-date, non-interest expenses were up 18% ($9.1 million) over last year. Higher non-interest expenses over the previous quarter were mainly a result of increased staff complement and premises to manage business growth. Compared to last year, results reflect the increases noted above as well as annual salary increments and higher stock-based compensation charges.

Growth in revenues continued to outpace higher non-interest expenses and the efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), improved 200 basis points from the same quarter last year to 45.1%. In comparison to the previous quarter, the efficiency ratio (teb) improved 60 basis points despite three fewer days in the second quarter. The year-to-date efficiency ratio (teb) of 45.4% represents a 140 basis point improvement over last year and was 60 basis points better than the fiscal 2007 target of 46.0%.

Income Taxes

The income tax rate (teb) for the first six months of 2007 was 34.4%, down from 35.0% in the same period last year. The year-to-date tax rate before the teb adjustment decreased to 31.7% compared to 32.6% in 2006. Lower tax rates reflect reductions in corporate income tax rates in Alberta, Saskatchewan and Manitoba, partially offset by the impact of increased non-deductible charges for stock-based compensation.

Balance Sheet

Total assets at April 30, 2007 were $8,021 million reflecting growth of 6% ($456 million) in the quarter and 24% ($1,546 million) over the past year.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,301 million at April 30, 2007, compared to $1,264 million last quarter and $1,193 million one year ago.

As a result of new accounting standards for financial instruments (refer to Note 2 to the unaudited interim consolidated financial statements), commencing November 1, 2006 all of CWB's cash and securities have been designated as available-for-sale and are recorded on the balance sheet at fair value with changes in value recognized in other comprehensive income. The unrealized loss recorded on the balance sheet at April 30, 2007 was $7.2 million, compared to $2.1 million last quarter. More than half of the increase in unrealized losses this quarter relates to the change in value of a certain preferred share investment affected by a possible leveraged buyout of the issuer, with the remainder attributed to changes in interest rates. The value of unrealized and unrecorded losses as at April 30, 2006 was $5.2 million. The cash and securities portfolio is comprised of high quality debt instruments that are not held for trading purposes and are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates and shifts in the interest rate curve.

Loans

Total loans increased 7% ($413 million) in the quarter, 14% ($786 million) year-to-date and 28% ($1,424 million) in the past year to $6,568 million at April 30, 2007. Loan growth reflects continued strong results across Alberta and BC as well as increased lending opportunities in Saskatchewan. Each lending division performed very well in the quarter with the strongest contributions coming from real estate ($117 million) and general commercial ($106 million) sectors. Personal loans and mortgages increased 9% ($76 million) reflecting 14% quarterly loan growth in Optimum Mortgage which continues to produce excellent results. All of CWB's lending divisions have realized double-digit loan growth through the first six months of fiscal 2007. Overall, new deal flow remains healthy and continued strong loan growth is expected through the remainder of the year.

Deposits

Growth in total branch deposits remained strong, increasing 3% in the quarter and 22% in the past year. Lower cost demand and notice deposits increased 5% in the quarter and 26% over the past twelve months. A significant portion of the year-over-year growth in total branch deposits reflects larger commercial and wholesale balances, which can be subject to greater fluctuation. The Bank will maintain its focus on increasing branch-raised deposits which provides support for net interest margin.

Total deposits at April 30, 2007 were $6,798 million, an increase of 4% ($232 million) in the quarter and 22% ($1,236 million) over the past year. Total branch deposits measured as a percentage of total deposits remained unchanged from the previous quarter at 67%, compared to 66% one year ago. Demand and notice deposits comprised 27% of total deposits at April 30, 2007, consistent with both the previous quarter and the same quarter last year.

Other Assets and Other Liabilities

Other assets at April 30, 2007 totaled $153 million, compared to $147 million last quarter and $138 million one year ago. Other liabilities at quarter end were $280 million, compared to $266 million the previous quarter and $229 million in the same quarter last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration, which totaled $3,874 million at the end of the second quarter, compared to $3,554 million last quarter and $3,106 million one year ago. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), the non-consolidated variable interest entity and, prior to the first quarter of fiscal 2007, derivative financial instruments which are primarily interest rate swaps used to manage sensitivity to interest rate changes. For additional information regarding other off-balance sheet items refer to Notes 14, 21 and 26 to the audited consolidated financial statements on pages 57, 63 and 67 respectively in the Bank's 2006 Annual Report.

With the November 1, 2006 adoption of new accounting policies for financial instruments, all derivative financial instruments are recorded on the balance sheet at fair value, with changes in fair value reported in other comprehensive income for the effective portion of cash flow hedges and other income for all other derivatives. Refer to Notes 2 and 6 to the April 30, 2007 unaudited interim consolidated financial statements for further details.

Capital Management

CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 14.2% at the end of the second quarter compared to 13.2% last quarter and 12.7% one year ago. The Tier 1 ratio at April 30, 2007 was 9.4% compared to 9.8% in the previous quarter and 8.9% last year. Improved capital adequacy ratios in the last twelve months reflect the placement of subordinated debentures in the second quarter of 2007 and innovative Tier 1 capital in the fourth quarter of 2006. The lower Tier 1 ratio compared to the previous quarter reflects the Bank's robust asset growth.

The $200 million subordinated debentures issued in the second quarter were privately placed with institutional investors and consisted of both five-year ($125 million) and ten-year ($75 million) debentures. The five-year, Series A debentures have a fixed interest rate of 5.070% until March 21, 2012, and a rate thereafter fixed quarterly at the 90-day Bankers' Acceptance rate plus 155 basis points, until maturity on March 21, 2017. The ten-year, Series B debentures have a fixed interest rate of 5.571% until March 21, 2017, and a rate thereafter fixed quarterly at the 90-day Bankers' Acceptance rate plus 180 basis points, until maturity on March 21, 2022. This placement was consistent with management's objective to further build a strong and efficient capital structure to support continued high quality asset growth and improve the Bank's return on equity.

Book value per common share at April 30, 2007 was $8.82, compared to $8.59 last quarter and $7.90 one year ago.

Common shareholders received a quarterly cash dividend of $0.08 per common share on April 5, 2007. On June 7, 2007, the Board of Directors declared a quarterly cash dividend of $0.09 per common share payable on July 5, 2007 to shareholders of record on June 21, 2007. This quarterly dividend represents a 13% increase over the previous quarterly dividend and is 50% higher than the quarterly dividend declared one year ago.

Accounting Policy Changes

Significant accounting policies are detailed in the notes to the Bank's October 31, 2006 audited consolidated financial statements. Effective November 1, 2006, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Financial Instruments - Disclosure and Presentation. As a result of adopting these standards, a new category, accumulated other comprehensive income (loss), has been added to shareholders' equity where certain unrealized gains and losses are reported until realization. Refer to Note 2 to the unaudited interim consolidated financial statements for further details.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended April 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Updated Share Information

As at June 1, 2007, there were 62,324,000 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 5,253,550 common shares for maximum proceeds of $80.1 million.

Summary of Quarterly Financial Information

	2007		2006				2005	
($ thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues (teb)	$ **66,804**	$ 61,652	$ 59,565	$ 56,884	$ 53,011	$ 52,310	$ 48,954	$ 49,549
Total revenues	**65,477**	60,488	58,731	55,845	52,038	51,438	47,618	48,593
Net income	**22,219**	20,458	21,209	17,693	16,667	16,438	14,814	15,212
Earnings per common share								
Basic	**0.36**	0.33	0.34	0.29	0.27	0.27	0.24	0.25
Diluted	**0.35**	0.32	0.33	0.28	0.26	0.26	0.23	0.24
Total assets ($ millions)	**8,022**	7,565	7,268	6,871	6,476	6,021	5,705	5,424

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a consistent growth trend although the second quarter contains three fewer revenue-earning days.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Canadian Direct's operating results, which are primarily reflected in other income (see information for the insurance segment provided on page 11), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Canadian Direct's mandatory participation in the Alberta auto risk sharing pools (the Pools) can also result in unpredictable quarterly fluctuations.

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2006 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 13 of the unaudited interim consolidated financial statements.

Banking and Trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company.

Banking and trust net income of $19.6 million was up 29% over the same quarter last year reflecting excellent 28% loan growth, strong increases in credit related and trust services fee income and a stable net interest margin. Second quarter total revenues (teb) grew 25% over the previous year, continuing to outpace growth in non-interest expenses of 22%. The Bank's efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues, improved 100 basis points over the same quarter one year ago to 46.2%.

Banking and trust earnings were down 3% in comparison to the previous quarter mainly due to three fewer interest-earnings days and a 7% ($1.7 million) increase in non-interest expenses, partially offset by 7% quarterly loan growth. The increase in non-interest expenses reflects additional staff complement and premises to accommodate business growth. Net interest income (teb) per day, a calculation that excludes the impact of three fewer days, increased 6% over the first quarter to $556,000. The combination of three fewer days and increased non-interest expenses led to a 190 basis point deterioration in the efficiency ratio (teb). Second quarter net interest margin was unchanged. Other income was also relatively unchanged from the previous quarter due to slightly lower credit related and trust services fee income, offset by higher retail services fee income and gains on the sale of securities.

Year-to-date, banking and trust net income of $39.7 million increased 32% ($9.7 million) over the same period in 2006 reflecting 27% growth in average loans and 21% higher other income, partially offset by a two basis point decrease in net interest margin. Other income benefited from strong increases in both credit related and retail fee income of 22% ($2.0 million) and 18% ($0.6 million) respectively. Trust services fee income increased 16% ($0.9 million) to $6.1 million on a comparable year-to-date basis. The slightly lower year-to-date net interest margin was primarily due to changes in the deposit mix and a flat interest rate curve, which limits the Bank's ability to take advantage of different term structures for interest rates.

($ thousands)	For the three months ended April 30 2007	January 31 2007	April 30 2006	Change from April 30 2006	For the six months ended April 30 2007	April 30 2006	Change from April 30 2006
Net interest income (teb)	$ 49,523	$ 48,148	$ 39,260	26 %	$ 97,671	$ 78,207	25 %
Other income	11,175	11,194	9,389	19	22,369	18,450	21
Total revenues (teb)	60,698	59,342	48,649	25	120,040	96,657	24
Provision for credit losses	2,550	2,550	2,550	-	5,100	5,100	-
Non-interest expenses	28,020	26,287	22,982	22	54,307	45,354	20
Provision for income taxes (teb)	10,571	10,318	8,008	32	20,889	16,148	29
Net income	$ 19,557	$ 20,187	$ 15,109	29 %	$ 39,744	$ 30,055	32 %
Efficiency ratio (teb)	46.2 %	44.3 %	47.2 %	(100) bp	45.2 %	46.9 %	(170) bp
Efficiency ratio	47.1	45.1	48.1	(100)	46.1	47.8	(170)
Net interest margin (teb)	2.65	2.65	2.65	-	2.65	2.67	(2)
Net interest margin	2.59	2.59	2.58	-	2.59	2.61	(2)
Average loans (millions)	$ 6,358	$ 5,950	$ 4,993	27 %	$ 6,154	$ 4,856	27 %
Average assets (millions)	7,654	7,220	6,086	26	7,437	5,908	26

bp – basis points.
teb – taxable equivalent basis, see definition following Financial Highlights table.

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary Canadian Direct Insurance Incorporated (Canadian Direct), which provides home and auto insurance to individuals in BC and Alberta.

Canadian Direct reported record net income of $2.7 million in the second quarter, a 71% ($1.1 million) increase over the same period last year. Higher net income primarily reflects a 600 basis point year-over-year improvement in the quarterly claims loss ratio and 18% growth in net earned premiums, partially offset by a 200 basis point increase in the expense ratio. The improvement in the quarterly claims loss ratio over last year primarily resulted from lower frequency and severity of insurance claims due to improved weather conditions. The Alberta auto risk sharing pools (the Pools) also contributed to quarterly results with $0.7 million of before-tax income reflecting a favourable adjustment to unpaid claims reserves based on revised estimated loss assumptions derived by the Pools' consulting actuary. Increased net earned premiums reflect the elimination of quota share reinsurance in November 2006 as well as continued policy growth and strong customer retention. Ongoing pricing pressures in BC auto continue to result in a lower average premium per policy and generally slower growth in new policy sales in that line of business. Policy growth and customer retention in Alberta auto and home products have remained strong.

Net income increased $2.4 million over the previous quarter reflecting a significant improvement in the claims loss ratio from the first quarter which was impacted by unprecedented severe weather in BC. Compared to the first quarter, net income was also aided by an additional $0.5 million of before-tax income from the Pools. Partially offsetting these gains were increased policy acquisition costs and three fewer days in the second quarter. Year-to-date, Canadian Direct's net income of $2.9 million was 4% ($0.1 million) lower than the first six months of 2006 due to the severe weather-related events noted above, partially offset by a positive contribution from the Pools.

	For the three months ended			Change from	For the six months ended		Change from
($ thousands)	**April 30 2007**	January 31 2007	April 30 2006	April 30 2006	**April 30 2007**	April 30 2006	April 30 2006
Net interest income (teb)	**$ 1,044**	$ 1,061	$ 798	31 %	**$ 2,105**	$ 1,565	35 %
Other income (net)							
Net earned premiums	**22,626**	23,128	19,138	18	**45,754**	38,879	18
Commissions and processing fees	**669**	606	1,159	(42)	**1,275**	2,238	(43)
Net claims and adjustment expenses	**(13,222)**	(18,176)	(12,173)	9	**(31,398)**	(25,553)	23
Policy acquisition costs	**(5,024)**	(4,356)	(4,519)	11	**(9,380)**	(8,559)	10
Insurance revenue (net)	**5,049**	1,202	3,605	40	**6,251**	7,005	(11)
Gains (losses) on sale of securities	**13**	47	(41)	nm	**60**	94	(36)
Total revenues (net) (teb)	**6,106**	2,310	4,362	40	**8,416**	8,664	(3)
Non-interest expenses	**2,132**	1,906	1,960	9	**4,038**	3,927	3
Provision for income taxes (teb)	**1,312**	133	844	55	**1,445**	1,687	(14)
Net income	**$ 2,662**	$ 271	$ 1,558	71 %	**$ 2,933**	$ 3,050	(4) %
Policies outstanding	**162,207**	160,435	153,660	6	**162,207**	153,660	6
Gross written premiums	**$ 26,506**	$ 21,245	$ 25,023	6	**$ 47,751**	$ 44,765	7
Claims loss ratio[1]	**58 %**	79 %	64 %	(600) bp	**69 %**	66 %	300 bp
Expense ratio[2]	**29**	24	27	200	**26**	26	-
Combined ratio[3]	**87**	103	91	(400)	**95**	92	300
Alberta auto risk sharing pools impact on net income before tax	**$ 672**	$ 150	$ (86)	nm	**$ 822**	$ (335)	nm
Average cash and securities (millions)	**101**	95	80	26 %	**98**	80	23 %
Average total assets (millions)	**160**	155	140	14	**158**	140	13

bp - basis points.
teb - taxable equivalent basis, see definition following Financial Highlights table.
nm - not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2007 Targets

The performance targets established for the 2007 fiscal year are presented in the table below together with CWB's actual performance to date.

	2007 Target	2007 YTD Performance [1]
Net income growth	20%	29%
Total revenue (teb) growth	15%	22%
Loan growth	14%	28%
Provision for credit losses as a percentage of average loans	0.20% or less	0.17%
Efficiency ratio (teb)	46%	45.4%
Return on equity	15%	16.1%
Return on assets	1.10%	1.13%

[1] 2007 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

CWB is currently exceeding all of its annual performance targets and is well on track to post another year of excellent financial results. Very strong loan growth through the first six months has already met the Bank's annual target and will provide a solid boost to earnings and revenues through the remainder of the year. Western Canada's economic conditions remain strong and are contributing to an ongoing stream of quality lending opportunities. A continued focus on high quality asset growth and close monitoring of the credit environment have the Bank well positioned to effectively manage future turns in the credit cycle. CWB's more efficient capital structure has contributed to further improvements in return on equity. These results reflect the success of management's ongoing strategies to enhance shareholder returns.

Management will maintain its emphasis on infrastructure, people, process and business enhancement in shaping CWB's future growth. In support of these initiatives, the Bank opened a new full service branch in Abbotsford, BC in the second quarter and continued with improvements and expansions to other existing infrastructure. Further enhancements were also made to the Bank's initiative branded "cwbalance", which recognizes and supports employees in achieving an appropriate work-life balance.

The economic outlook for Western Canada is positive and should support continued financial performance and growth within CWB's core lending business. Strong results are also expected from trust operations and other banking services. The insurance segment should continue to perform well and management remains optimistic about future opportunities in this area as distribution capabilities are further developed and enhanced.

This management's discussion and analysis is dated June 7, 2007.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake, unless required by securities law, to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2007	January 31 2007	April 30 2006	Change from April 30 2006	For the six months ended April 30 2007	April 30 2006	Change from April 30 2006
Interest Income							
Loans	$ 102,932	$ 99,143	76,436	35 %	$ 202,075	$ 148,555	36 %
Securities	10,128	10,054	6,920	46	20,182	13,257	52
Deposits with regulated financial institutions	2,999	3,055	2,386	26	6,054	4,441	36
	116,059	112,252	85,742	35	228,311	166,253	37
Interest Expense							
Deposits	62,842	61,318	43,859	43	124,160	82,853	50
Subordinated debentures	3,977	2,889	2,798	42	6,866	5,473	25
	66,819	64,207	46,657	43	131,026	88,326	48
Net Interest Income	49,240	48,045	39,085	26	97,285	77,927	25
Provision for Credit Losses	2,550	2,550	2,550	-	5,100	5,100	-
Net Interest Income after Provision for Credit Losses	46,690	45,495	36,535	28	92,185	72,827	27
Other Income							
Credit related	5,513	5,687	4,595	20	11,200	9,159	22
Insurance, net (Note 3)	5,049	1,202	3,605	40	6,251	7,005	(11)
Trust services	2,896	3,182	2,685	8	6,078	5,219	16
Retail services	1,871	1,756	1,517	23	3,627	3,061	18
Gains (losses) on sale of securities	302	119	44	586	421	149	183
Foreign exchange gains	475	488	472	1	963	889	8
Other	131	9	35	274	140	67	109
	16,237	12,443	12,953	25	28,680	25,549	12
Net Interest and Other Income	62,927	57,938	49,488	27	120,865	98,376	23
Non-interest Expenses							
Salaries and employee benefits	19,054	17,991	15,880	20	37,045	31,336	18
Premises and equipment	5,071	4,614	4,326	17	9,685	8,493	14
Other expenses	5,276	5,109	4,278	23	10,385	8,525	22
Provincial capital taxes	751	479	458	64	1,230	927	33
	30,152	28,193	24,942	21	58,345	49,281	18
Net Income Before Provision for Income Taxes	32,775	29,745	24,546	34	62,520	49,095	27
Provision for Income Taxes	10,556	9,287	7,879	34	19,843	15,990	24
Net Income	$ 22,219	$ 20,458	$ 16,667	33 %	$ 42,677	$ 33,105	29 %
Weighted average common shares outstanding[1]	62,249,126	62,059,180	61,420,778	1 %	62,152,579	61,335,016	1 %
Earnings per Common Share							
Basic	$ 0.36	$ 0.33	$ 0.27	33 %	$ 0.69	$ 0.54	28 %
Diluted	0.35	0.32	0.26	35	0.67	0.52	29

(1) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at April 30 2007	As at January 31 2007	As at October 31 2006	As at April 30 2006	Change from April 30 2006
Assets						
Cash Resources						
Cash and non-interest bearing deposits with financial institutions		**$ 68,447**	$ 3,667	$ 86,904	$ 28,545	140 %
Interest bearing deposits with regulated financial institutions		**234,647**	288,428	350,601	299,275	(22)
Cheques and other items in transit		**1,446**	27,262	789	9,623	(85)
		304,540	319,357	438,294	337,443	(10)
Securities	(Note 4)					
Issued or guaranteed by Canada		**319,668**	315,110	334,379	382,542	(16)
Issued or guaranteed by a province or municipality		**237,286**	197,122	168,839	112,277	111
Other securities		**439,532**	432,592	382,475	318,166	38
		996,486	944,824	885,693	812,985	23
Securities Purchased Under Resale Agreements		**-**	-	9,000	42,908	(100)
Loans						
Residential mortgages		**1,606,465**	1,485,744	1,314,988	1,120,121	43
Other loans		**5,019,446**	4,724,739	4,520,370	4,070,515	23
		6,625,911	6,210,483	5,835,358	5,190,636	28
Allowance for credit losses	(Note 5)	**(58,313)**	(56,034)	(53,521)	(46,581)	25
		6,567,598	6,154,449	5,781,837	5,144,055	28
Other						
Land, buildings and equipment		**23,898**	23,182	24,198	21,171	13
Goodwill		**6,933**	6,933	6,933	6,933	-
Intangible assets		**2,952**	3,088	3,224	3,495	(16)
Insurance related		**52,879**	52,651	57,136	54,127	(2)
Derivative related	(Note 6)	**331**	1,263	-	-	nm
Other assets		**65,925**	59,616	62,045	52,642	25
		152,918	146,733	153,536	138,368	11
Total Assets		**$ 8,021,542**	$ 7,565,363	$ 7,268,360	$ 6,475,759	24 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		**$ 389,179**	$ 351,579	$ 391,252	$ 334,765	16 %
Payable after notice		**1,480,037**	1,420,850	1,262,270	1,150,485	29
Payable on a fixed date		**4,824,267**	4,689,223	4,538,485	4,077,356	18
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	-	nm
		6,798,483	6,566,652	6,297,007	5,562,606	22
Other						
Cheques and other items in transit		**32,832**	40,077	27,474	44,610	(26)
Insurance related		**120,537**	118,012	120,936	106,046	14
Derivative related	(Note 6)	**1,532**	2,898	-	-	nm
Securities purchased under reverse resale agreements		**19,643**	-	-	-	nm
Other liabilities		**105,685**	105,370	105,287	78,680	34
		280,229	266,357	253,697	229,336	22
Subordinated Debentures						
Conventional	(Note 7)	**393,126**	198,126	198,126	198,126	98
Shareholders' Equity						
Retained earnings		**330,407**	313,169	297,841	266,964	24
Accumulated other comprehensive income (loss)	(Note 9)	**(5,482)**	(2,247)	-	-	nm
Capital stock		**216,579**	216,158	215,349	213,982	1
Contributed surplus		**8,200**	7,148	6,340	4,745	73
		549,704	534,228	519,530	485,691	13
Total Liabilities and Shareholders' Equity		**$ 8,021,542**	$ 7,565,363	$ 7,268,360	$ 6,475,759	24 %

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the six months ended April 30 2007	April 30 2006
Retained Earnings			
Balance at beginning of period		$ 297,841	$ 241,221
Transition adjustment on adoption of new accounting standards	(Note 2)	(166)	-
Net income		42,677	33,105
Dividends		(9,945)	(7,362)
Balance at end of period		330,407	266,964
Accumulated Other Comprehensive Income (Loss)	(Note 9)		
Balance at beginning of period		-	-
Transition adjustment of adoption of new accounting standards	(Note 2)	(1,494)	-
Other comprehensive income (loss) for the period		(3,988)	-
Balance at end of period		(5,482)	-
Total retained earnings and accumulated other comprehensive income		324,925	266,964
Capital Stock			
Balance at beginning of period	(Note 8)	215,349	213,098
Issued on exercise of employee stock options		804	768
Transferred from contributed surplus on exercise or exchange of options		426	116
Balance at end of period		216,579	213,982
Contributed Surplus	(Note 8)		
Balance at beginning of period		6,340	3,671
Amortization of fair value of employee stock options		2,286	1,190
Transferred to capital stock on exercise or exchange of options		(426)	(116)
Balance at end of period		8,200	4,745
Total Shareholders' Equity		$ 549,704	$ 485,691

Consolidated Statement of Comprehensive Income

(unaudited) ($thousands)	For the three months ended April 30 2007	January 31 2007	For the six months ended April 30 2007
Net Income	$ 22,219	$ 20,458	$ 42,677
Other Comprehensive Income (Loss), net of tax			
Available-for-sale securities			
Losses from change in fair value	(3,648)	(1,104)	(4,752)
Reclassification to earnings for gain on sale of securities	204	79	283
	(3,444)	(1,025)	(4,469)
Derivatives designated as cash flow hedges			
Losses from change in fair value	(111)	(275)	(386)
Reclassification to net interest income	320	547	867
	209	272	481
	(3,235)	(753)	(3,988)
Comprehensive Income for the Period	$ 18,984	$ 19,705	$ 38,689

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended April 30 2007	 April 30 2006	For the six months ended April 30 2007	 April 30 2006
Cash Flows from Operating Activities				
Net income	**$ 22,219**	$ 16,667	**$ 42,677**	$ 33,105
Adjustments to determine net cash flows				
Provision for credit losses	**2,550**	2,550	**5,100**	5,100
Depreciation and amortization	**1,403**	1,303	**2,827**	2,585
Future income taxes, net	**609**	(754)	**218**	(818)
Gain on sale of securities, net	**(302)**	(44)	**(421)**	(149)
Accrued interest receivable and payable, net	**2,537**	2,222	**4,860**	7,368
Current income taxes payable, net	**1,952**	451	**(683)**	(11,653)
Other items, net	**(6,692)**	8,501	**(7,632)**	7,854
	24,276	30,896	**46,946**	43,392
Cash Flows from Financing Activities				
Deposits, net	**231,185**	406,889	**507,516**	649,299
Debentures issued	**195,000**	-	**195,000**	70,000
Common shares issued	**267**	325	**804**	768
Dividends	**(4,981)**	(3,688)	**(9,945)**	(7,362)
	421,471	403,526	**693,375**	712,705
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	**53,624**	(58,259)	**115,322**	(86,701)
Securities, purchased	**(596,328)**	(457,360)	**(1,142,479)**	(989,688)
Securities, sale proceeds	**293,144**	116,707	**430,067**	471,956
Securities, matured	**248,061**	242,219	**598,084**	407,073
Securities purchased under resale agreements, net	**19,643**	(42,908)	**28,643**	(5,968)
Loans, net	**(415,699)**	(233,605)	**(790,861)**	(558,892)
Land, buildings and equipment	**(1,983)**	(1,493)	**(2,255)**	(3,909)
	(399,538)	(434,699)	**(763,479)**	(766,129)
Change in Cash and Cash Equivalents	**46,209**	(277)	**(23,158)**	(10,032)
Cash and Cash Equivalents at Beginning of Period	**(9,148)**	(6,165)	**60,219**	3,590
Cash and Cash Equivalents at End of Period *	**$ 37,061**	$ (6,442)	**$ 37,061**	$ (6,442)
* Represented by:				
Cash and non-interest bearing deposits with financial institutions	**$ 68,447**	$ 28,545	**$ 68,447**	$ 28,545
Cheques and other items in transit (included in Cash Resources)	**1,446**	9,623	**1,446**	9,623
Cheques and other items in transit (included in Other Liabilities)	**(32,832)**	(44,610)	**(32,832)**	(44,610)
Cash and Cash Equivalents at End of Period	**$ 37,061**	$ (6,442)	**$ 37,061**	$ (6,442)
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	**$ 65,465**	$ 43,361	**$ 124,640**	$ 78,785
Amount of income taxes paid in the period	**7,995**	8,181	**20,308**	28,460

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2006, except as described in Note 2. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006 as set out on pages 46 to 70 of the Bank's 2006 Annual Report.

2. Change in Accounting Policies - Financial Instruments

Effective November 1, 2006, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Financial Instruments – Disclosure and Presentation*. As a result of adopting these standards, a new category, accumulated other comprehensive income (loss), has been added to shareholders' equity and certain unrealized gains and losses are reported in accumulated other comprehensive income (loss) until realization.

As a result of adopting these new accounting standards, certain financial assets and liabilities are measured at fair value with the remainder recorded at amortized cost. The adjustment of the previous carrying amounts to comply with the new standards has been recognized as an adjustment to either accumulated other comprehensive income (loss) or retained earnings at November 1, 2006 and prior period consolidated financial statements have not been restated. The significant components of the Bank's implementation of the standards include:

a) Cash resources, securities, securities purchased under resale agreements and securities purchased under reverse resale agreements have been designated as available-for-sale and are reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes.
b) Derivative financial instruments are recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income, net of income taxes. Changes in fair value related to the ineffective portion of cash flow hedges or other derivative financial instruments are reported in other income on the consolidated statement of income. Specific accounting policies under the new standards relating to equity contracts that no longer qualify for hedge accounting and embedded derivatives are further described in Note 6.
c) Loans, deposits and subordinated debentures continue to be recorded at amortized cost using the effective interest method.

The fair value of a financial instrument on initial recognition is normally the transaction price i.e. the value of the consideration given or received. Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Transition adjustments recorded at November 1, 2006 include:

	Gross	Income Taxes	Net
Retained Earnings			
Fair value of equity derivative contracts no longer designated as hedges	$ 593	$ (195)	$ 398
Cumulative amortization of loan portfolio premium using the effective interest method	(271)	89	(182)
Fair value of other derivatives not designated as hedges	(563)	185	(378)
Ineffective portion of fair value of cash flow hedges	(6)	2	(4)
	$ (247)	$ 81	$ (166)
Accumulated Other Comprehensive Income (Loss)			
Available-for-sale securities, unrealized gains (losses)	$ (589)	$ 193	$ (396)
Effective portion of fair value of cash flow hedges, unrealized gains (losses)	(1,632)	534	(1,098)
	$ (2,221)	$ 727	$ (1,494)

3. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the six months ended	
	April 30 2007	January 31 2007	April 30 2006	**April 30 2007**	April 30 2006
Net earned premiums	$ **22,626**	$ 23,128	$ 19,138	$ **45,754**	$ 38,879
Commissions and processing fees	**669**	606	1,159	**1,275**	2,238
Net claims and adjustment expenses	**(13,222)**	(18,176)	(12,173)	**(31,398)**	(25,553)
Policy acquisition costs	**(5,024)**	(4,356)	(4,519)	**(9,380)**	(8,559)
Total, net	$ **5,049**	$ 1,202	$ 3,605	$ **6,251**	$ 7,005

4. Securities

Securities are accounted for at settlement date. Net unrealized gains (losses) reflected on the balance sheet, as required by the change in accounting policies described in Note 2, follow:

	As at April 30 2007	As at January 31 2007	Transition Adjustment at November 1 2006
Interest bearing deposits with regulated financial institutions	$ **(632)**	$ (500)	$ (293)
Securities			
Issued or guaranteed by Canada	**(622)**	(471)	(264)
Issued or guaranteed by a province or municipality	**(234)**	(232)	(145)
Other securities	**(5,754)**	(913)	113
Unrealized losses, net	$ **(7,242)**	$ (2,116)	$ (589)

5. Allowance for Credit Losses

	For the three months ended			For the six months ended	
	April 30 2007	January 31 2007	April 30 2006	**April 30 2007**	April 30 2006
Balance at beginning of period	$ **56,034**	$ 53,521	$ 44,670	$ **53,521**	$ 42,520
Provision for credit losses	**2,550**	2,550	2,550	**5,100**	5,100
Write-offs	**(298)**	(74)	(673)	**(372)**	(1,097)
Recoveries	**27**	37	34	**64**	58
Balance at end of period	$ **58,313**	$ 56,034	$ 46,581	$ **58,313**	$ 46,581

	As at April 30 2007	As at January 31 2007	As at April 30 2006
Specific allowance	$ **4,878**	$ 5,085	$ 5,728
General allowance	**53,435**	50,949	40,853
Total allowance	$ **58,313**	$ 56,034	$ 46,581

6. Derivative Financial Instruments

The Bank designates certain derivative financial instruments as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedges). The Bank has designated all interest rate swaps as cash flow hedges. Under the new accounting requirements for hedges (refer Note 2), the Bank's equity contracts no longer qualify for hedge accounting.

Certain derivatives embedded in other financial instruments, such as the return on fixed term deposits that are linked to a stock index, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the combined contract is not carried at fair value. Embedded derivatives entered into after November 1, 2002 have been separated from the host contract and are recorded at fair value.

Hedge accounting is used for designated derivatives provided certain criteria are met. Derivatives that qualify for hedge accounting are accounted for at fair value with changes in fair value for the effective portion of the hedge reported in other comprehensive income. Changes in fair value for the ineffective portion of the hedges are reported in other income on the consolidated statement of income.

The change in fair value related to derivatives that are not designated as hedges is reported in other income on the consolidated statement of income.

For the quarter ended April 30, 2007, a net unrealized gain of $209 ($481 for the six months) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges and $nil ($nil for the six months) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. A net loss of $472 before tax for the quarter ($1,291 for the six months) was reclassified to net income. A net loss of $743 before tax recorded in accumulated other comprehensive income (loss) as at April 30, 2007 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at April 30, 2007			As at January 31, 2007		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	**$ 427,500**	**$ 21**	**$ 943**	$ 446,500	$ 955	$ 2,182
Equity contracts[2]	**6,000**	**239**	**36**	9,570	308	28
Foreign exchange contracts[3]	**30,296**	**71**	**-**	20,885	-	70
Embedded derivatives in equity-linked deposits[2]	**n/a**	**-**	**553**	n/a	-	618
Other forecasted transactions	**-**	**n/a**	**n/a**	-	n/a	n/a
Derivative related amounts		**$ 331**	**$ 1,532**		$ 1,263	$ 2,898

(1) Interest rate swaps mature between May 2007 and October 2011.
(2) Equity contracts and equity-linked deposits mature between February 2008 and March 2011.
(3) Foreign exchange contracts mature between May and August 2007.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the quarter.

7. Subordinated Debentures

On March 22, 2007, the Bank issued $200,000 of conventional subordinated debentures consisting of $125,000 of Series A Debentures and $75,000 of Series B Debentures. The Series A Debentures have a fixed interest rate of 5.070% until March 21, 2012. Thereafter, the rate will be fixed quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 155 basis points until maturity on March 21, 2017. Of the Series A Debentures issued, $5,000 were acquired by Canadian Direct Insurance Incorporated, a wholly owned subsidiary, and have been eliminated on consolidation. The Series B Debentures have a fixed interest rate of 5.571% until March 21, 2017. Thereafter, the rate will be fixed quarterly at the Canadian dollar CDOR 90-day Bankers Acceptance rate plus 180 basis points until maturity on March 21, 2022. The Bank may redeem the Series A Debentures on or after March 22, 2012 and the Series B Debentures on or after March 22, 2017 with the approval of OSFI.

8. Capital Stock and Share Incentive Plan

Capital Stock

	For the three months ended					
	April 30, 2007			April 30, 2006		
	Number of Shares		**Amount**	Number of Shares		Amount
Common Shares						
Outstanding at beginning of period	**62,168,246**	**$**	**216,158**	61,323,106	$	213,606
Issued on exercise or exchange of options	**126,812**		**267**	204,890		325
Transferred from contributed surplus on exercise or exchange of options	**-**		**154**	-		51
Outstanding at end of period	**62,295,058**	**$**	**216,579**	61,527,996	$	213,982

	For the six months ended					
	April 30, 2007			April 30, 2006		
	Number of Shares		**Amount**	Number of Shares		Amount
Common Shares						
Outstanding at beginning of period	**61,936,260**	**$**	**215,349**	61,227,268	$	213,098
Issued on exercise or exchange of options	**358,798**		**804**	300,728		768
Transferred from contributed surplus on exercise or exchange of options	**-**		**426**	-		116
Outstanding at end of period	**62,295,058**	**$**	**216,579**	61,527,996	$	213,982

Employee Stock Options

	For the three months ended					
	April 30, 2007			April 30, 2006		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Options						
Balance at beginning of period	**5,459,000**	**$**	**14.97**	4,707,744	$	9.93
Granted	**9,500**		**24.72**	13,000		19.67
Exercised or exchanged	**(163,000)**		**7.18**	(262,104)		5.75
Forfeited	**(28,500)**		**20.98**	(11,500)		11.43
Balance at end of period	**5,277,000**	**$**	**15.20**	4,447,140	$	10.21

	For the six months ended					
	April 30, 2007			April 30, 2006		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Options						
Balance at beginning of period	**5,030,040**	**$**	**13.07**	4,780,024	$	9.78
Granted	**743,100**		**25.01**	61,000		17.96
Exercised or exchanged	**(448,140)**		**7.04**	(368,384)		5.83
Forfeited	**(48,000)**		**20.11**	(25,500)		11.89
Balance at end of period	**5,277,000**	**$**	**15.20**	4,447,140	$	10.21
Exercisable at end of period	**932,800**	**$**	**7.19**	888,340	$	5.39

A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 448,140 options (2006 – 368,384) exercised or exchanged in the six months ended April 30, 2007, option holders exchanged the rights to 328,040 options (2006 – 244,984) and received 238,196 shares (2006 – 177,328) in return under the cashless settlement alternative.

In the six months ended April 30, 2007, salary expense of $2,286 (2006 - $1,190) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.9% (2006 – 4.0%), (ii) expected option life of 4.0 years (2006 – 4.0 years), (iii) expected volatility of 19% (2006 – 19%), and (iv) expected dividends of 1.3% (2006 – 1.3%). The weighted average fair value of options granted was estimated at $4.34 (2006 - $3.35) per share.

During the second quarter, 1,000,000 additional options (including 664,400 granted in the first quarter of 2007 and 320,000 granted in 2006) received shareholder and TSX approval.

9. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes the after tax change in unrealized gains and losses on available-for-sale securities and cash flow hedging activities.

		For the six months ended April 30 2007
Available-for-sale securities		
Transition adjustment on adoption of new accounting standards, net	(Note 2)	$ (396)
Losses from change in fair value, net of income taxes of $2,322		(4,752)
Reclassification to earnings for gain on sale of securities, net of income taxes of $138		283
Balance at end of period		(4,865)
Derivatives designated as cash flow hedges		
Transition adjustment on adoption of new accounting standards, net	(Note 2)	(1,098)
Losses from change in fair value, net of income taxes of $188		(386)
Reclassification to net interest income, net of income taxes of $424		867
Balance at end of period		(617)
Total accumulated other comprehensive income (loss)		$ (5,482)

10. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 21 of the Bank's audited consolidated financial statements for the year ended October 31, 2006 (see pages 63 to 64 of the 2006 Annual Report) and include:

	As at April 30 2007	As at January 31 2007	As at April 30 2006
Guarantees and standby letters of credit			
Balance outstanding	$ 158,317	$ 147,698	$ 136,550
Business credit cards			
Total approved limit	8,310	7,646	5,855
Balance outstanding	1,878	1,701	1,208

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

11. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at April 30 2007	As at January 31 2007	As at April 30 2006
Trust assets under administration	$ 3,874,228	$ 3,553,590	$ 3,105,873

12. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 24 of the audited consolidated financial statements for the year ended October 31, 2006 (see page 65 of the 2006 Annual Report). The following table shows the gap position for selected time intervals.

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total[1]
April 30, 2007								
Total assets	**$ 3,400**	**$ 475**	**$ 1,655**	**$ 5,530**	**$ 2,596**	**$ 165**	**$ 164**	**$ 8,455**
Total liabilities and equity	**3,456**	**538**	**1,406**	**5,400**	**2,129**	**193**	**733**	**8,455**
Interest rate sensitive gap	**$ (56)**	**$ (63)**	**$ 249**	**$ 130**	**$ 467**	**$ (28)**	**$ (569)**	**$ -**
Cumulative gap	**$ (56)**	**(119)**	**$ 130**	**$ 130**	**$ 597**	**$ 569**	**$ -**	**$ -**
Cumulative gap as a percentage of total assets	**(0.7%)**	**(1.4%)**	**1.5%**	**1.5%**	**7.1%**	**6.7%**	**-%**	**-%**
January 31, 2007								
Cumulative gap	$ (100)	$ (244)	$ (100)	$ (100)	$ 542	$ 596	$ -	$ -
Cumulative gap as a percentage of total assets	(1.2%)	(3.0%)	(1.2%)	(1.2%)	6.8%	7.4%	-%	-%
April 30, 2006								
Cumulative gap	$ (119)	$ (60)	$ (64)	$ (64)	$ 351	$ 520	$ -	$ -
Cumulative gap as a percentage of total assets	(1.7%)	(0.8%)	(0.9%)	(0.9%)	4.9%	7.2%	-%	-%

(1) Totals include interest sensitive derivative financial instruments at the notional amount.

13. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services primarily to personal clients and small to medium-sized commercial business clients in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	April 30 2007	January 31 2007	April 30 2006	**April 30 2007**	January 31 2007	April 30 2006
Net interest income (teb)[1]	**$ 49,523**	$ 48,148	$ 39,260	**$ 1,044**	$ 1,061	$ 798
Less teb adjustment	**1,231**	1,085	914	**96**	79	59
Net interest income per financial statements	**48,292**	47,063	38,346	**948**	982	739
Other income[2]	**11,175**	11,194	9,389	**5,062**	1,249	3,564
Total revenues	**59,467**	58,257	47,735	**6,010**	2,231	4,303
Provision for credit losses	**2,550**	2,550	2,550	**-**	-	-
Non-interest expenses	**28,020**	26,287	22,982	**2,132**	1,906	1,960
Provision for income taxes	**9,340**	9,233	7,094	**1,216**	54	785
Net income	**$ 19,557**	$ 20,187	$ 15,109	**$ 2,662**	$ 271	$ 1,558
Total average assets ($ millions)[3]	**$ 7,654**	$ 7,220	$ 6,086	**$ 160**	$ 155	$ 140

	Total		
	Three months ended		
	April 30 2007	January 31 2007	April 30 2006
Net interest income (teb)[1]	**$ 50,567**	$ 49,209	$ 40,058
Less teb adjustment	**1,327**	1,164	973
Net interest income per financial statements	**49,240**	48,045	39,085
Other income	**16,237**	12,443	12,953
Total revenues	**65,477**	60,488	52,038
Provision for credit losses	**2,550**	2,550	2,550
Non-interest expenses	**30,152**	28,193	24,942
Provision for income taxes	**10,556**	9,287	7,879
Net income	**$ 22,219**	$ 20,458	$ 16,667
Total average assets ($ millions)[3]	**$ 7,814**	$ 7,375	$ 6,226

13. Segmented Information (continued)

	Banking and Trust		Insurance		Total	
	Six months ended		Six months ended		Six months ended	
	April 30 2007	April 30 2006	**April 30 2007**	April 30 2006	**April 30 2007**	April 30 2006
Net interest income (teb)[1]	**$ 97,671**	$ 78,207	**$ 2,105**	$ 1,565	**$ 99,776**	$ 79,772
Less teb adjustment	**2,316**	1,751	**175**	94	**2,491**	1,845
Net interest income per financial statements	**95,355**	76,456	**1,930**	1,471	**97,285**	77,927
Other income[2]	**22,369**	18,450	**6,311**	7,099	**28,680**	25,549
Total revenues	**117,724**	94,906	**8,241**	8,570	**125,965**	103,476
Provision for credit losses	**5,100**	5,100	**-**	-	**5,100**	5,100
Non-interest expenses	**54,307**	45,354	**4,038**	3,927	**58,345**	49,281
Provision for income taxes	**18,573**	14,397	**1,270**	1,593	**19,843**	15,990
Net income	**$ 39,744**	$ 30,005	**$ 2,933**	$ 3,050	**$ 42,677**	$ 33,105
Total average assets ($ millions)[3]	**$ 7,437**	$ 5,908	**$ 158**	$ 140	**$ 7,595**	$ 6,048

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

14. Comparative Figures

The October 31, 2006 balance sheet was adjusted in the first quarter of 2007 to correct the classification of certain amounts within deposit liabilities. As a result of this correction, deposits payable after notice increased $45,582 and deposits payable on demand decreased $45,582.

Certain other comparative figures have been reclassified to conform to the current period's presentation.

15. Future Accounting Changes

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Capital Disclosures

The CICA issued a new accounting standard which requires the disclosure of both qualitative and quantitative information that enables financial statement users to evaluate the objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Dividends
Cash dividends paid in the 2007 calendar year to Canadian residents are "eligible dividends" as defined in the Income Tax Act.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbankgroup.com.

Complaints or Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:

Tracey C. Ball, FCA
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 - 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, June 7, 2007 at 3:30 p.m. ET. The webcast will be archived on our website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until June 21, 2007 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21217979, followed by the pound sign.

END